

Mail Stop 3010

April 22, 2010

*By U.S. Mail and facsimile to (416) 369-2301*

Mr. Richard B. Clark, Chief Executive Officer
Brookfield Properties Corporation
Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario, Canada  M5J 2T3

**RE:     Brookfield Properties Corporation**
**         Form 40-F for the year ended December 31, 2009**
**         File No.  001-14916**

Dear Mr. Clark:

         We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in our comments and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

         In our comments, we ask you to provide us with additional information so we may better understand your disclosure.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may or may not raise additional comments.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

1.       We note that your Form 40-F incorporates certain information by reference to your Form 6-K dated March 5, 2010. Specifically, we note that Exhibits 99.3 Report of Independent Registered Chartered Accountants on Reconciliation from Canadian Generally Accepted Accounting Principles to Accounting Principles Generally Accepted in the United States and 99.4 Consent of Independent Registered Chartered Accountants do not include a signature of your accountants.

Tell us how you considered Item 302 of Regulation S-T.   In this regard, please confirm that a manually signed audit opinion and consent have been received from the independent registered public accounting firm.

As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response.  Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely LaMothe
Branch Chief